April 13, 2017

VIA EDGAR

Re: K2M Group Holdings, Inc.
Form 10-K for the year ended December 31, 2016
Filed March 7, 2017
File No. 001-36443

Kevin J. Kuhar
Accounting Branch Chief
Office of Electronics and Machinery
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Dear Mr. Kuhar:

We are providing the following responses to the comment letter from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission dated April 6, 2017 relating to the Form 10-K for the year ended December 31, 2016 of K2M Group Holdings, Inc. (the “Company”). To assist your review, we have retyped the Staff’s comments in bold italics below.
Form 10-K for the Year Ended December 31, 2016
Non-GAAP Financial Measures, page 77

Comment:

1. We note that your non-GAAP measure, Adjusted EBITDA, includes an adjustment that deducts cash payments made for rent on the capital lease of your new headquarters and operations facilities. Please explain to us management’s rationale for this adjustment. Tell us what the resulting non-GAAP measure is intended to convey to investors and how adjusting for these cash-rent payments meets that objective. Refer to Item 10(e)(1)(i)(C) of Regulation S-K.

Response:

The Company is subject to several lease agreements for office space, which are accounted for as operating leases. Each fiscal period includes a “straight-line” amount of rent expense incurred based on the aggregate rental payments expected over the life of the respective lease. Until its expiration in May 2016, these expenses also included rent incurred under operating lease for the Company’s former headquarters. Rent expense was included in the Company’s net loss and its non-GAAP measure, Adjusted EBITDA.

The Company moved to a new headquarters facility in May 2016, a discrete and infrequent event, and entered into a capital lease agreement for this facility, which replaced the operating lease for its old facility. As a capital lease, the payments under the new headquarters lease are reflected in the Company’s depreciation and amortization expense and interest expense for the period rather than as rent expense. Both depreciation, amortization and interest expenses under the new headquarters lease and rent expense under the old headquarters lease contribute to the determination of net loss. However unlike rent expense, depreciation and amortization and interest expenses are each “added back” in the Company’s determination of Adjusted EBITDA. Therefore, without an adjustment for the payments made under the new headquarters lease, the Company’s Adjusted EBITDA would be higher with the new capital lease than with the prior operating lease.

To assist the readers of our financial statements in understanding our operating results immediately following the transition between our old to new headquarters facility, a discrete and infrequent event, the Company informed investors at the beginning of 2016 that it would add back the cash rent payments under its new headquarters capital lease as an adjustment to its Adjusted EBITDA (i.e. effectively reducing the amount of our adjusted EBITDA by this amount similarly to when the Company paid rent for the old headquarters). The Company provided this information to investors to maintain comparability with prior periods in the wake of our transition from our old to new headquarters, a discrete and infrequent event.

The Company completed its transition to the new headquarters facility in 2016 and therefore no longer expects to include cash payments made under the capital lease in its determination of Adjusted EBITDA going forward and has provided that guidance in its most recent forward looking guidance expectations in March 2017.

Comment:

 2. Further, tell us whether you made any other rent payments in the reported periods. If so, discuss your reasons for any difference in the treatment of these payments when presenting the Adjusted EBITDA measure.

Response:

The Company has no other leases that are accounted for as a capital lease. The Company has rent expense (and rent payments) incurred under several operating lease agreements which is reflected in its operating expenses and net loss for each period. In addition, these expenses are also included in the determination of Adjusted EBITDA (through their inclusion in net loss). The Company believes its treatment of these expenses has been consistent in each period of its non-GAAP presentation.

Report of Independent Registered Public Accounting Firm, page F-2

Comment:

3. The second paragraph of the audit opinion refers to conducting audits in accordance with the “auditing” standards of the Public Company Accounting Oversight Board (United States). Please amend your Form 10-K to include an audit report stating that the audits were conducted in accordance with the “standards of the Public Company Accounting Oversight Board (United States)” as required by paragraph 3 of AS 1.

Response:

The Company notes the SEC Staff’s comment and expects to file an amendment shortly with the revised opinion.

     Please do not hesitate to call the undersigned at (571) 919-2088 or George Moratis, Global Accounting Officer at (571) 919-2085 if you wish to discuss any of the above responses.

Very truly yours,
/s/ Gregory S. Cole
Chief Financial Officer

 cc:     K2M Group Holdings, Inc.
Eric D. Major
George Moratis

Simpson Thacher & Bartlett LLP
Ken Wallach